Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

CONTANGO ORE, INC.

(Exact name of registrant as specified in its charter)

Delaware	27-3431051
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

(Address of principal executive offices)

(713) 960-1901

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
NONE	N/A

Securities registered pursuant to Section 12(g) of the Act:

COMMON STOCK, $0.01 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

All references to the “Company”, “CORE”, “we”, “our” and “us” used in this Registration Statement on Form 10 (“Form 10”) are to Contango ORE, Inc.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements regarding the Company that are intended to be covered by the safe harbor “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995, based on the Company’s current expectations and includes statements regarding estimates of future production, future results of operations, quality and nature of the asset base, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions, strategies or statements about future events or performance (often, but not always, using words such as “expects”, “projects”, “anticipates”, “plans”, “estimates”, “potential”, “possible”, “probable”, or “intends”, or stating that certain actions, events or results “may”, “will”, “should”, or “could” be taken, occur or be achieved). Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to, the risks associated with exploring for gold and rare earth materials (for example, risks involving unanticipated geological conditions related to exploring and mining; the uncertainty of any reserve estimates; the uncertainty of estimates and projections relating to any future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather such as the arctic freeze, extremely cold temperatures and natural disasters); uncertainties as to the availability and cost of financing; fluctuations in supply and demand for gold and rare earth elements; inability of our management team to execute its plans to meet its goals, and the possibility that government policies may change or governmental approvals may be delayed or withheld. Investors are cautioned that any forward- looking statements are not guarantees of future performance and actual results or developments may differ materially from the projections in the forward-looking statements. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made, but they are open to a wide range of uncertainties and business risks, including the risks described under “Item 1A – Risk Factors.” The Company does not assume any obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

ii

Item 1.	BUSINESS.

General

The Company was formed on September 1, 2010 as a Delaware corporation registered to do business in Alaska for the purpose of engaging in exploration in the State of Alaska for (i) gold reserves and associated minerals and (ii) rare earth elements. The Company is a wholly-owned subsidiary of Contango Oil & Gas Company (“Contango”).

Contango Mining Company (“Contango Mining”) was formed on October 15, 2009 as a Delaware corporation registered to do business in Alaska for the purpose of engaging in exploration in the State of Alaska for (i) gold reserves and associated minerals and (ii) rare earth elements. Contango Mining is also a wholly-owned subsidiary of Contango. The Company will acquire properties held by Contango Mining and succeed to the business of Contango Mining. As a result, references that describe the operations of the Company, include the operations of Contango Mining.

Contango Mining holds leasehold interests in approximately 647,000 acres from the Tetlin Village Council, the council formed by the governing body for the Native Village of Tetlin, an Alaska Native Tribe (“Tetlin Lease”) and holds 12,000 acres in unpatented mining claims from the State of Alaska for the exploration of gold deposits and associated minerals (together with the Tetlin Lease, the “Gold Properties”). Contango Mining also holds interests in and to 3,520 acres in unpatented Federal mining claims and 97,280 acres in unpatented mining claims from the State of Alaska for the exploration of rare earth elements (the “REE Properties”, and together with the Gold Properties, the “Properties”). Contango Mining acquired a 50% interest in the Properties from Juneau Exploration, L.P., (“JEX”) in exchange for $1 million and a 1% overriding royalty interest under a Joint Exploration Agreement dated as of September 29, 2009 (the “Joint Exploration Agreement”). As of September 15, 2010, Contango Mining acquired the remaining 50% interest in the Properties by increasing the overriding royalty interest in the Properties granted to JEX to 3% pursuant to an Amended and Restated Conveyance of Overriding Royalty Interest (the “Amended ORRI Agreement”), and JEX and Contango Mining terminated the Joint Exploration Agreement.

Distribution of Company Stock

The Company anticipates that Contango will distribute the Company’s common stock to Contango’s stockholders of record as of October 15, 2010, promptly after the effective date of this Form 10 (the “Distribution”) on the basis of one share of common stock for each ten (10) shares of Contango’s common stock then outstanding. Immediately prior to the Distribution, Contango Mining will assign the Properties and related assets to Contango, which will contribute the Properties and related assets together with $3 million in cash to the Company pursuant to the terms of a Contribution Agreement between Contango and the Company (“Contribution Agreement”).

Our Business

We are a Houston-based company, whose primary business is to explore in the State of Alaska for (i) gold ore and associated minerals, and (ii) rare earth minerals. We expect to initially have three part time employees.

We have leased or have control over properties in the State of Alaska totaling approximately 759,800 acres for the exploration of gold ore and rare earth minerals. We anticipate that from time to time we will acquire additional acreage in Alaska for the exploration of gold and associated minerals, ore and rare earth minerals through leases or obtaining additional mining claims. Our exploration strategy is predicated upon two core beliefs: (1) that the only competitive advantage in a commodity-based business is to be among the lowest cost producers and (2) that virtually all the mining industry’s value creation occurs through the discovery of mineral deposits that can be developed to the state of a commercially viable producing mine. While we do not have previous experience in the gold or rare earth mineral industries, we plan to focus our business strategy on the following elements:

Using our limited capital availability to increase our reward/risk potential on selective prospects. We will concentrate our risk investment capital in our prospects in Alaska. We have leased approximately 647,000 acres and control another 12,000 acres consisting of 126 unpatented State of Alaska mining claims in Eastern Alaska for the exploration of gold deposits and associated minerals. We also own 3,520 acres consisting of 176 unpatented Federal mining claims and 97,280 acres consisting of 608 unpatented State of Alaska mining claims for the exploration of rare earth mineral deposits. Exploration prospects are inherently risky as they require large amounts of capital with no guarantee of success.

Our strategic initiatives are to undertake cost efficient and effective exploration activities to discover mineralization and potential mineral reserves which may enhance the value of our properties. If we are successful in our exploration activities, we may consider a joint venture or sales of our Properties to qualified mining companies. Under the terms of the Contribution Agreement, Contango will fund the Company with $3 million to pay for exploration and development costs of our gold and rare earth mineral prospects.

Alliance with JEX. JEX is a private company formed primarily for the purpose of assembling natural gas and oil prospects. JEX has been responsible in securing and negotiating the Tetlin Lease and assisting in obtaining the Properties. JEX will continue to assist us in acquiring additional acreage in Alaska and provide other consulting services to the Company. We do not have a written agreement with JEX which contractually obligates them to provide us with their services. We anticipate providing JEX with an additional overriding royalty interest in property where JEX assists in the acquisition of such property.

Structuring Incentives to Drive Behavior. We believe that equity ownership aligns the interests of our consultants, executives and directors with those of our stockholders. Immediately prior to the Distribution, the Company’s directors and officers will receive restricted shares of common stock equal to approximately 4.5% of our common stock outstanding after the Distribution. The Company’s directors and officers initially will not receive any cash compensation for their work for the Company. Following the Distribution, the Company’s directors and executive officers will beneficially own or have voting control over approximately 22% of our common stock. In addition, our major consultant for geological and exploration activities, Avalon Development Corporation, an Alaska-domiciled domestic corporation (“Avalon”) will receive restricted shares of our common stock equal to approximately 1.5% of common stock outstanding following the Distribution. All shares of restricted stock will vest over three years, beginning with the one-year anniversary of the date the shares were granted.

Maximize Value Creation per Share. We believe that the primary objective of a business is to maximize value creation per share. As a result, we intend to limit the number of new shares issued in any future fund raising and keep grants of stock options to our directors, officers and Avalon to a minimum.

We are an exploration stage company, and none of the Properties that we own or control contain any known reserves or mineralized material. The Properties are at an early stage of exploration, and even if mineral reserves are discovered, they may not be commercially viable. A significant amount of additional work and at least another two years is likely required in the exploration of our Properties before any determination as to the economic feasibility of a mining venture can be made. Due to the harsh climate in Alaska, our work months are restricted to May through October.

Exploration and Mining Property

Exploration and mining rights in Alaska may be acquired in the following manner: public lands, private fee lands, unpatented Federal or State of Alaska mining claims, patented mining claims, and tribal lands. The primary sources for acquisition of these lands are the United States government, through the Bureau of Land Management and the United States Forest Service, the Alaskan state government, tribal governments, and individuals or entities who currently hold title to or lease government and private lands.

The Federal government owns public lands that are administered by the Bureau of Land Management or the United States Forest Service. Ownership of the subsurface mineral estate can be acquired by staking a twenty (20) acre mining claim granted under the General Mining Law of 1872, as amended (the “General Mining Law”). The Federal government still owns the surface estate even though the subsurface can be controlled with a right to extract through claim staking. Private fee lands are lands that are controlled by fee-simple title by private individuals or corporations. These lands can be controlled for mining and exploration activities by either leasing or purchasing the surface and subsurface rights from the private owner. Patented mining claims are claims that were staked under the General Mining Law, and through application and approval the owners were granted full private ownership of the surface and subsurface estate by the Federal government. These lands can be acquired for exploration and mining through lease or purchase from the owners. In order to acquire a patent, an applicant must, among other things, prove that improvements have been made on the land of not less than $500, pay a fee of five dollars ($5) per acre, and identify and describe the mineral deposit located in the land. Unpatented mining claims located on public land owned by another entity can be controlled by leasing or purchasing the claims outright from the owners.

With respect to unpatented mining claims, the Federal or applicable state government continues to hold the fee interest in real property while allowing private parties to stake claims for exploration, development and commercial extraction of minerals with rights of ingress and egress on the real property. Unpatented claims give the claimant the exclusive right to explore for and to develop the underlying minerals and use the surface for such purpose. However, the claimant does not own title to either the minerals or the surface, and the claim is subject to annual assessment work requirements and the payment of annual rental fees which are established by the governing authority of the land on which the claim is located. Unpatented mining claims are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain, due to the complex Federal and state laws and regulations that supplement the General Mining Law. Also, unpatented mining claims and related rights, including rights to use the surface are subject to challenges by third parties or contests by the Federal or applicable state government. In addition, there are few public records that definitively determine the issues of validity and ownership of unpatented state mining claims. Our mining claims on land belonging to the State of Alaska have no opportunity to be patented. Rights to deposits of minerals on Alaska state land that is open to claim staking may be acquired by discovery, location and recording as prescribed in Alaska state statutes (AS 38.05.185 – 38.05.280). The State of Alaska requires holders of unpatented mining claims to perform annual assessment work and pay an annual fee on the claims in order to maintain the claimant’s title to the mining rights in good standing. State of Alaska unpatented mining claims are subject to a title reservation of 3% net profits royalty for all mineral production on net mining income of $100,000 or more. Mining claims located on State of Alaska lands cannot be deeded to the claimant.

Tribal lands are those lands that are under control by sovereign Native American tribes or Alaska Native corporations established by the Alaska Native Claims Settlement Act of 1971 (ANSCA). Areas that show promise for exploration and mining can be leased or joint ventured with the tribe controlling the land.

State of Alaska Exploration

Contango Mining was formed October 15, 2009 for the purpose of engaging in mineral exploration in Alaska. JEX entered into the Tetlin Lease in the State of Alaska with the Tetlin Village Council in order to conduct exploration activities for gold ore and other associated minerals and sold a 50% interest in the Tetlin Lease to Contango Mining in exchange for $1 million and a 1% overriding royalty interest. As of September 15, 2010 we acquired the remaining 50% interest in the Tetlin Lease from JEX in exchange for increasing the overriding royalty interest held by JEX to three percent (3%) pursuant to the Amended ORRI Agreement. Following the Distribution, the Company will have an interest in approximately 759,800 acres, 659,000 acres upon which predecessors of the Company commenced conducting gold exploration activities beginning in 2009, and 100,800 acres upon which the Company will conduct rare earth mineral exploration activities. See Item 3 – “Properties” for additional information regarding the Properties.

Gold Mining

In 2009, exploration activities were conducted over our leasehold interests in Alaska, which consists of approximately 647,000 acres leased from the Tetlin Village Council (the “Tetlin Properties”), 11,360 acres of State of Alaska unpatented mining claims near Tok, Alaska, which are contiguous with the Tetlin Properties and another 640 acres of State of Alaska unpatented mining claims that are non-contiguous with the Tetlin Properties but are located on the same trend of mineral ore. In our 2009 exploration program, we collected a total of 1,076 rock, soil, pan concentrate and stream silt samples from our Tetlin Properties. Of this total, 567 rock and soil samples were taken over a 40-acre area of exploration interest, with 348 samples showing measurable amounts of gold and 30 samples with measured gold of 500 parts per billion (“ppb”) or higher.

In our 2010 exploration program, we collected a total of 1,884 rock, soil, pan concentrate and stream silt samples from our Tetlin Properties. Of this total, 910 samples showed measurable amounts of gold and 54 samples showing gold concentrations greater than 500 ppb. We also ran ground geophysical surveys with induced polarization (IP) which measures the conductivity/resistivity of underlying sub-surface rocks. Conductivity indicates the presence of metals. Based on our geology and IP results, we are reviewing our options for our 2011 exploration program. Our current plan is to fly airborne magnetic, electromagnetic, and radiometrics early next summer.

Gold is used for jewelry, coinage and bullion as well as various industrial and electronic applications. Gold can be readily sold on numerous markets throughout the world. Benchmark prices are generally based on the average London Bullion Market Association price for a specified month near the month of shipment.

Rare Earth Minerals

The term “rare earth” is actually a misnomer. Rare earth minerals are not in fact rare, as they are found in low concentrations throughout the earth’s crust. There are relatively few locations, however, where rare earth elements (“REEs”) are economically mined and processed outside of China. Our decision to explore for REEs is based on our belief that REEs will become increasingly valuable as the world moves to embrace alternative “green” forms of energy such as wind turbines and advanced batteries which require REEs for component parts.

REEs have unique properties that have applications in several technologies, including:

•	Clean-Energy Technologies: hybrid and electric vehicles, and wind turbines

•	Defense and Homeland Security Applications: aircraft control, lasers, global positioning systems, radar, sonar, guided missiles and smart bombs

•	High-Technology Applications: microwaves, MRI testing, color televisions, motion picture studio lighting and projection

Demand for REEs is expected to increase due to increased demand for existing products that utilize rare earth minerals as well as continued development of additional technologies that require application of REEs. Currently, China accounts for over 90% of the global supply for REEs and the oxides produced from REEs, and the Chinese government has begun to restrict exports of REEs and require that manufacturing of rare earth metals take place within China.

Our decision to focus our rare earth mineral exploration efforts in Alaska is based, in part, upon several surveys performed by the United States Geological Survey in the 1970s and 1980s. The surveys indicated strong uranium deposits as well as deposits of zirconium, beryllium, tantalum, and niobium, which are commonly found near deposits of rare earth minerals. Furthermore, historic exploration and production of tin took place in Alaska during times of war, and also documented occurrences of tantalum, niobium, and uranium, which are located on the Prince of Wales Island, the Seward Peninsula and Western Brooks Range in northwest Alaska, the Kuskowim River Valley and Southern Alaska Range in southern Alaska and the Kokrine Hills and Yukon-Tanana area in central Alaska.

In 2011 we expect to begin exploratory work for rare earth minerals over the 100,800 acres we control in Alaska. Our exploration activities will include the following: geological mapping, geochemical sampling, geophysical surveying and two-dimensional and three-dimensional exploration, including surface excavation and/or drilling of our REE Properties in order to determine the existence and location of anomalous metals.

The Company believes that there has been limited exploration targeted specifically at REEs in Alaska historically, with the exception of Bokan Mountain, located on the Prince of Wales Island in Southeast Alaska.

We hold the following federal unpatented mining claims: (i) 49 unpatented mining claims near Stone Rock Bay, Alaska, totaling 980 acres, and (ii) 127 unpatented mining claims near Salmon Bay, totaling 2,540 acres, which are located near Bokan Mountain. We also control 608 State of Alaska unpatented mining claims, totaling 97,280 acres, located in the interior of Alaska.

REEs consist of the 15 elements with atomic numbers 57 to 71 (the “Lanthanide Series”), plus the elements Scandium (atomic number 21) and Yttrium (atomic number 39). REEs are separated into two categories, light rare earths (“LREEs”, consisting of atomic numbers 57-62), and heavy rare earths (“HREEs”, consisting of atomic numbers 63-71, plus Yttrium (atomic number 39)).

The following table ranks the REEs in the order of their relative abundance in the earth’s crust:

Rare-Earth Element, Symbol	Abundance (ppm)	Atomic Number
Cerium, Ce	46.0	58
Yttrium, Y	28.0	39
Neodymium, Nd	24.0	60
Lanthanum, La	18.0	57
Samarium, Sm	6.5	62
Gadolinium, Gd	6.4	64
Praseodymium, Pr	5.5	59
Scandium, Sc	5.0	21
Dysprosium, Dy	4.5	66
Ytterbium, Yb	2.7	70
Erbium, Er	2.5	68
Holmium, Ho	1.2	67
Europium, Eu	1.1	63
Terbium, Tb	0.9	65
Lutetium, Lu	0.8	71
Thulium, Tm	0.2	69
Promethium, Pm	0.0	61

Consulting Services provided by Avalon Development Corporation

The Company is a party to a Professional Services Agreement with Avalon to provide certain geological consulting services and exploration activities with respect to the Properties. In connection with the Distribution, the Company intends to enter into an Amended and Restated Professional Services Agreement with Avalon (the “PSA”). Pursuant to the PSA, Avalon will continue to provide certain geological consulting services and exploration activities. The Company pays Avalon on a per diem basis and reimburses Avalon for its expenses pursuant to the PSA. In addition, Avalon will receive restricted shares of common stock equal to approximately 1.5% of common stock outstanding after the Distribution as additional compensation. The shares will vest over three years beginning with the one-year anniversary of the date the shares were granted. Avalon has conducted mineral exploration in Alaska since 1985. Its team of engineers and geoscientists combined with its geographic information systems (GIS) database allows Avalon to synthesize existing geological, geochemical and geophysical data and identify specific target areas for ground evaluation and/or acquisition. Because the Company does not have experience exploring or evaluating gold or rare earth element prospects in Alaska, we will rely on Avalon’s experience in the State of Alaska to determine whether our exploration activities will be likely to develop commercially viable deposits.

Marketing and Pricing

Should our exploratory drilling activities prove to be successful, the Company expects to mine ore and derive its revenue principally from the sale of gold and associated minerals or rare earth minerals. We may also enter into joint ventures or sell some or all of our Properties to qualified mining companies. We do not currently have a market for any minerals that may be derived from our Properties. As a result, the Company’s revenues are expected to be determined, to a large degree, by the success of our exploration and any subsequent mining activities and by prevailing prices for gold and rare earth elements. Market prices are dictated by supply and demand, and the Company cannot predict or control the price it will receive for gold ore and rare earth elements.

Adverse Climate Conditions

Climate conditions will affect the Company’s ability to conduct exploration activities and mine any ore from its Properties in Alaska. While exploratory drilling and related activities may only be conducted from May to October on certain of our Properties, the Company believes development work and any subsequent mining may be conducted year-round.

Competition

We currently face strong competition for the acquisition of exploration-stage properties as well as extraction of any minerals in Alaska. Numerous larger mining companies actively seek out and bid for mining prospects as well as for the services of third party providers and supplies, such as mining equipment and transportation equipment. Our competitors in the exploration, development, acquisition and mining business will include major integrated mining companies as well as numerous smaller mining companies, almost all of which have significantly greater financial resources and in-house technical expertise. In addition, we will compete with others in efforts to obtain financing to explore our mineral properties.

While there are few rare earth mining companies in the United States, the global rare earth mining and processing markets are competitive. China currently accounts for over 90% of rare earth mineral production and manufacturing, and should our rare earth mining efforts prove to be successful, we may not be able to implement the processing technologies and capabilities that our Chinese counterparts have already established. Our Chinese competitors may have greater financial resources, as well as other strategic advantages to maintain, improve and expand their mining programs. In addition, Chinese domestic economic policies may allow domestic companies to produce at relatively lower costs.

Competitive conditions may be substantially affected by various forms of legislation and regulation considered from time to time by the government of the United States and the State of Alaska, as well as factors that we cannot control, including international political conditions, overall levels of supply and demand for minerals, and currency fluctuations.

Government Regulation

Our mineral exploration activities are generally affected by various laws and regulations, including environmental, conservation, tax and other laws and regulations relating to the exploration of minerals. Various Federal and Alaskan laws and regulations often require permits for exploration activities and also cover extraction of minerals. In addition, our Tetlin Properties are located on land leased from the Tetlin Village Council. Federally recognized Native American tribes are independent governments, with sovereign powers, except as those powers may have been limited by treaty or by the United States Congress. Such tribes maintain their own governmental systems and often their own judicial systems and have the right to tax, and to require licenses and to impose other forms of regulation and regulatory fees, on persons and businesses operating on their lands. As sovereign nations, federally recognized Native American tribes are generally subject only to federal regulation. States do not have the authority to regulate them, unless such authority has been specifically granted by Congress, and state laws generally do not directly apply to them and to activities taking place on their lands, unless they have a specific agreement or compact with the state or federal government allowing for the application of state law. We will continue to use our best efforts to ensure that the Company is in compliance with all applicable laws and regulations but the denial of permits required to explore for or mine ore may prevent us from realizing revenues arising from the presence of minerals on our properties.

Environmental Regulation

Mining operations are subject to local, state and federal regulation governing environmental quality and pollution control, including air quality standards, greenhouse gas, waste management, reclamation and restoration of properties, plant and wildlife protection, handling and disposal of radioactive substances, and employee health and safety. Extraction of mineral ore is subject to stringent environmental regulation by state and federal authorities, including the Environmental Protection Agency. Such regulation can increase the cost of planning, designing, installing and operating mining facilities or otherwise delay, limit or prohibit planned operations.

Significant fines and penalties may be imposed for failure to comply with environmental laws. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances.

Some REE mineral deposits contain naturally occurring radioactive substances, such as thorium and uranium. The mining of REEs that contain such radioactive substances involves the handling and disposal of such substances, and accordingly we may be subject to extensive safety, health and environmental laws, regulations and permits regarding radioactive substances. Significant costs, obligations or liabilities may be incurred with respect to such requirements, and any future changes in such requirements (or the interpretation or enforcement thereof) may have a material adverse effect on our business or results of operations. Furthermore, our drilling programs may also use hazardous materials and generate hazardous and naturally occurring radioactive wastes. These and similar unforeseen impacts that our operations may have on the environment, as well as human exposure to hazardous or radioactive materials or wastes associated with our operations, could have a material adverse effect on our business, reputation, results of operation and financial condition.

The Federal Mine Safety and Health Act of 1977 and regulations promulgated thereunder as well as the State of Alaska Department of Labor and Workforce Development impose a variety of health and safety standards on numerous aspects of employee working conditions related to mineral extraction and processing operations, including the training of personnel, operating procedures and operating equipment. In addition, the Company may be subject to additional state and local mining standards. The Company believes that it currently is in compliance with applicable mining standards; however, we cannot predict whether changes in standards or the interpretation or enforcement thereof will have a material adverse effect on our business, financial condition or otherwise impose restrictions on our ability to conduct mining operations.

Federal legislation and regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and various laws and regulations administered by the State of Alaska, have a direct bearing on exploration and mining operations conducted in Alaska. These regulations will make the process for preparing and obtaining approval of a plan of operations much more time-consuming, expensive, and uncertain. Plans of operation will be required to include detailed baseline environmental information and address how detailed reclamation performance standards will be met. In addition, all activities for which plans of operation are required will be subject to a new standard of review by the U.S. Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated.

CERCLA generally imposes joint and several strict liability for costs of investigation and remediation and for natural resource damages, with respect to the release of hazardous substances (as designated under CERCLA) into the environment. CERCLA also authorizes the EPA, and in some cases, third parties, to take action in response to threats to the public health or the environment and to seek to recover from the potentially responsible parties the costs of such action. Our mining operations may generate wastes that fall within CERCLA’s definition of Hazardous Substances.

Employees

The Company expects to have three part-time employees. The Company expects to use the services of independent consultants and contractors, including JEX, to perform various professional services, including land acquisition, legal, environmental and tax services. In addition, the Company expects to utilize the services of independent contractors, including Avalon, to perform geological, exploration and drilling operation services and independent third party engineering firms to evaluate any reserves.

Available Information

You may read and copy all or any portion of this registration statement and the exhibits and schedules that were filed with this registration statement without charge at the office of the Securities and Exchange Commission (the “SEC”) in Public Reference Room, 100 F Street NE, Washington, DC, 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the Public Reference Section of the SEC at the above address. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at http://www.sec.gov. This registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

Upon effectiveness of this registration statement, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and web site of the SEC.

We intend to furnish our stockholders with annual reports on Form 10-K containing audited consolidated financial statements and make available quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim consolidated financial information.

Item 1A.	RISK FACTORS

In addition to other information set forth elsewhere in this Registration Statement, you should carefully consider the following factors when evaluating the Company. An investment in the Company is subject to risks inherent in our business. The trading price of the shares of the Company is affected by the performance of our business relative to, among other things, competition, market conditions and general economic industry conditions. The value of an investment in the Company may decrease, resulting in loss. The risk factors below are not all inclusive.

Risks Relating to Our Business

We have no revenue to date from our mining properties, which may negatively impact our ability to achieve our business objectives.

Since the acquisition of the Properties in the fall of 2009 and spring of 2010, we and our predecessors have conducted only very limited exploration activities and to date have not, discovered any commercially viable mineral deposits. Our ability to become profitable will be dependent on the receipt of revenues from the extraction of minerals greater than our operational expenses. We and our predecessors have carried on our business of exploring our Properties at a loss since our inception and expect to continue to incur losses unless and until such time as one of our Properties enters into commercial production and generates sufficient revenues to fund our continuing operations. The amounts and timing of expenditures will depend on the progress of ongoing exploration, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, and other factors, many of which are beyond our control. Whether any mineral deposits we discover would be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, market prices for the minerals, and governmental regulations. If we cannot discover commercially viable deposits or commence actual mining operations, we may never generate revenues and will never become profitable.

The Properties in which we have an interest do not have any known reserves and we may never identify any commercially exploitable mineralization.

None of our Properties have any known reserves. To date, we have engaged in only limited preliminary exploration activities on the Properties, and our exploration activities of our REE Properties are based upon prior preliminary surveys conducted by the Federal government. Accordingly, we do not have sufficient information upon which to assess the ultimate success of our exploration efforts. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. Unusual or unexpected geologic formations and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. If we do not establish reserves, we will be required to curtail or suspend our operations, in which case the market value of our common stock will decline, and you may lose all of your investment.

Our Properties are located in the remote regions of Alaska and exploration activities may be limited by climate and limited access and existing infrastructure.

Our focus is on the exploration of our Properties in the State of Alaska. The arctic climate limits exploration activities to May to October. In addition, the remote location of our Gold Properties as well as our REE Properties may limit access and increase exploration expenses. Higher costs associated with exploration activities and limitation on the annual periods in which we can carry on exploration activities will increase the costs and time associated with our planned exploration activities and could negatively affect the value of our Properties and securities.

We are highly dependent on the technical services provided by our consultant, Avalon, including the operation and maintenance of the Properties and exploratory drilling activities, and could be seriously harmed if Avalon terminated the services with us or became otherwise unavailable.

Because we expect to have only three part-time employees, none of whom are mineral geoscientists or have experience in the mining industry, we will depend upon our consultant, Avalon, for the success of our exploration projects and expect to remain so for the foreseeable future. Our ability to continue conducting exploration activities is in large part dependent upon the efforts of our consultant.

As a result, we have little control over the exploratory operations on the Properties. In addition, highly qualified explorationists and engineers are difficult to attract and retain. As a result, the loss of the services of our consultant could have a material adverse effect on us and could prevent us from pursuing our business plan.

We are dependent on the services provided by JEX, including the acquisition of additional acreage, and could be seriously harmed if JEX terminated its services or became otherwise unavailable.

We are dependent upon JEX for assistance in acquiring additional acreage for our exploration projects in Alaska and expect to remain so for the foreseeable future. We do not have a written agreement with JEX which contractually obligates them to provide us with their services in the future. As a result, the loss of the services of JEX could have a material adverse effect on us and could prevent us from pursuing our business plan.

Our ability to successfully execute our business plan is dependent on our ability to obtain adequate financing.

Our business plan, which includes the drilling of exploration prospects, will require substantial capital expenditures. We will require financing to fund our planned explorations and will soon be required to raise additional capital. Our ability to raise capital will depend on many factors, including the status of our exploration program and the status of various capital and industry markets at the time we seek such capital. Accordingly, we cannot be certain that financing will be available to us on acceptable terms, if at all. In the event additional capital resources are unavailable, we may be required to curtail our exploration and development activities or be forced to sell some of our Properties in an untimely fashion or on less than favorable terms.

Concentrating our capital investment in the State of Alaska increases our exposure to risk.

We expect to focus our capital investments in gold and rare earth mineral prospects in the State of Alaska. However, our exploration prospects in Alaska may not lead to any revenues or we may not be able to drill for mineral deposits at anticipated finding and development costs due primarily to financing and environmental uncertainties. Should we be able to make an economic discovery on our Properties, we would then be solely dependent upon a single mining operation for our revenue and profits.

We will rely on the accuracy of the estimates in reports provided to the Company by outside consultants and engineers.

We have no in house mineral engineering capability, and therefore will rely on the accuracy of reserve reports provided to us by our independent third party consultants. If those reports prove to be inaccurate, our financial reports could have material misstatements. Further, we will use the reports of our independent consultants in our financial planning. If the reports prove to be inaccurate, we may also make misjudgments in our financial planning.

Exploration activities involve a high degree of risk, and our participation in exploratory drilling activities may not be successful.

Our future success will largely depend on the success of our exploration drilling program. Participation in exploration drilling activities involves numerous risks, including the significant risk that no commercially marketable minerals will be discovered. The mining of minerals and the manufacture of mineral products involves numerous hazards, including:

•	Ground or slope failures;

•	Pressure or irregularities in formations affecting ore or wall rock characteristics;

•	Equipment failures or accidents;

•	Adverse climate conditions;

•	Compliance with governmental requirements and laws, present and future;

•	Shortages or delays in the availability and delivery of equipment; and

•	Lack of adequate infrastructure, including access to roads, electricity and available housing.

Poor results from our drilling activities would materially and adversely affect our future cash flows and results of operations.

We have no assurance of title to our Properties.

We hold approximately 109,280 acres in the form of State of Alaska unpatented mining claims, for both gold and REE exploration. We also hold approximately 3,520 acres in unpatented U.S. federal mining claims. Unpatented mining claims are unique property interests, in that they are subject to the paramount title of, the State of Alaska or the U.S. federal government, as applicable, and rights of third parties to uses of the surface within their boundaries, and are generally considered to be subject to greater title risk than other real property interests. The rights to deposits of minerals lying within the boundaries of the unpatented state claims are subject to Alaska Statues 38.05.185 – 38.05.280, and are governed by Alaska Administrative Code 11 AAC 86.100 – 86.600. The validity of all State of Alaska unpatented mining claims is dependent upon inherent uncertainties and conditions. These uncertainties relate to matters such as:

•	The existence and sufficiency of a discovery of valuable minerals;

•	Proper posting and marking of boundaries in accordance with state statutes;

•	Making timely payments of annual rentals for the right to continue to hold the mining claims in accordance with state statutes;

•	Whether sufficient annual assessment work has been timely and properly performed; and

•	Possible conflicts with other claims not determinable from descriptions of records.

The validity of an unpatented mining claim also depends on (1) the claim having been located on Alaska state land open to appropriation by mineral location, which is the act of physically going on the land and making a claim by putting stakes in the ground, (2) compliance with all applicable state statutes in terms of the contents of claim location notices or certificates and the timely filing and recording of the same, (3) timely payment of annual claim rental fees, and (4) the timely filing and recording of proof of annual assessment work. In the absence of a discovery of valuable minerals, the ground covered by an unpatented mining claim is open to location by others unless the owner is in actual possession of and diligently working the claim. The unpatented state mining claims we own or control may be invalid, or the title to those claims may not be free from defects. In addition, the validity of our claims may be contested by the Alaska state government or challenged by third parties.

With respect to our Tetlin Properties, we retained title lawyers to conduct a general examination of title to the mineral interest prior to executing the lease. Prior to conducting any mining activity, however, we will obtain a full title review of the applicable lease to identify more fully any deficiencies in title to the lease and, if there are deficiencies, to identify measures necessary to cure those defects to the extent reasonably possible. However, such deficiencies may not be cured by us. It does happen, from time to time, that the examination made by title lawyers reveals that the title to the Properties are defective, having been obtained in error from a person who is not the rightful owner of the mineral interest desired. In these circumstances, we may not be able to proceed with our exploration and development of the lease site or may incur costs to remedy a defect. It may also happen, from time to time, that we may elect to proceed with drilling despite defects to the title identified in a title opinion.

We have entered into the Tetlin Lease with a Native American tribe for the exploration of gold reserves and associated minerals. The enforcement of contractual rights against Native American tribes with sovereign powers may be difficult.

Federally recognized Native American tribes are independent governments with sovereign powers, except as those powers may have been limited by treaty or the United States Congress. Such tribes maintain their own governmental systems and often their own judicial systems and have the right to tax, and to require licenses and to impose other forms of regulation and regulatory fees, on persons and businesses operating on their lands. As sovereign nations, federally recognized Native American tribes are generally subject only to federal regulation. States do not have the authority to regulate them, unless such authority has been specifically granted by Congress, and state laws generally do not directly apply to them and to activities taking place on their lands, unless they have a specific agreement or compact with the state or federal government allowing for the application of state law. Our Tetlin Lease provides that it will be governed by applicable federal law and the law of the State of Alaska. We cannot assure you, however, that this choice of law clause would be enforceable, leading to uncertain interpretation of our rights and remedies under the Tetlin Lease.

Federally recognized Native American tribes also generally enjoy sovereign immunity from lawsuit similar to that of the states and the United States federal government. In order to sue a Native American tribe (or an agency or instrumentality of a Native American tribe), the Native American tribe must have effectively waived its sovereign immunity with respect to the matter in dispute. Moreover, even if a Native American tribe effectively waives its sovereign immunity, there exists an issue as to the forum in which a lawsuit can be brought against the tribe. Federal courts are courts of limited jurisdiction and generally do not have jurisdiction to hear civil cases relating to matters concerning Native American lands or the internal affairs of Native American governments. Federal courts may have jurisdiction if a federal question is raised by the lawsuit, which is unlikely in a typical contract dispute. Diversity of citizenship, another common basis for federal court jurisdiction, is not generally present in a suit against a tribe because a Native American tribe is not considered a citizen of any state. Accordingly, in most commercial disputes with tribes, the jurisdiction of the federal courts, may be difficult or impossible to obtain. Our Tetlin Lease contains a provision in which the Tetlin Village Council expressly waives its sovereign immunity to the limited extent necessary to permit judicial review in the courts in Alaska of certain issues affecting the Tetlin Lease.

Competition in the mineral exploration industry is intense, and the Company is smaller and has a much more limited operating history than most of its competitors.

We will compete with a broad range of mining companies with far greater resources in our exploration activities. Several mining companies concentrate drilling efforts on one type of mineral and thus may enjoy economies of scale and other efficiencies. However, our drilling strategies include both mining of gold ore and rare earth minerals. As a result, we may not be able to compete with such companies. We will also compete for the equipment and labor required to operate and to develop our Properties if our exploration activities are successful. Most of our competitors have substantially greater financial resources than we do. These competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than we can. In addition, most of our competitors have been operating for a much longer time than we have and have substantially larger staffs. Gold and rare earth minerals processing requires complex and sophisticated processing technologies. We have no experience in the minerals processing industry.

We have only owned mining properties since the acquisition by our predecessors of the Properties in 2009 and 2010. Furthermore, no member of our management has any technical training or experience in minerals exploration or mining. Because of our limited operating history, we have limited insight into trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends and will be subject to the risks, uncertainties and difficulties frequently encountered by early-stage companies in evolving markets such as ours. We may not be able to compete effectively with more experienced companies or in such a highly competitive environment.

With respect to our rare earth mining activities, the Chinese have been exploring for, mining and producing rare earth minerals long before our entry into the industry, and therefore have far greater financial capabilities, as well as other processing technologies and resources to improve and expand their facilities. Additionally, the Chinese have enjoyed economies of scale and favorable domestic policies. We may not be able to overcome any strategic advantages our Chinese competitors may have over us.

The mining industry is historically a cyclical industry and market fluctuations in the prices of minerals could adversely affect our business.

Prices for minerals tend to fluctuate significantly in response to factors beyond our control. These factors include:

•	global economic conditions;

•	domestic and foreign tax policy;

•	the price of foreign imports of gold and rare earth elements, and products derived from the foregoing;

•	the cost of exploring for, producing and processing mineral ore;

•	available transportation capacity; and

•	the overall supply and demand for minerals.

Changes in commodity prices would directly affect revenues and may reduce the amount of funds available to reinvest in exploration and development activities. Reductions in mineral prices not only reduce revenues and profits, but could also reduce the quantities of reserves that are commercially recoverable. Declining metal prices may also impact our operations by requiring a reassessment of the commercial feasibility of any of our drilling programs.

Because our sole source of revenue will be the sale of gold and rare earth minerals if our exploration efforts are successful, changes in demand for, and the market price of, gold and rare earth minerals could significantly affect our profitability. The value and price of our common stock may be significantly affected by declines in the prices of gold and rare earth minerals and products.

Gold prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the relative value of the United States dollar against foreign currencies on the world market, global and regional supply and demand for gold, and the political and economic conditions of gold producing countries throughout the world.

Demand for rare earth minerals may also be impacted by fluctuations in demand for downstream products incorporating rare earth minerals, including wind power technology and hybrid and electric vehicles. Lack of growth in the clean technology or automotive industries may adversely affect the demand for rare earth minerals. The success of our business also depends on the creation of new products that may incorporate rare earth minerals. A prolonged or significant economic contraction in the United States or worldwide could also put downward pressure on market prices of rare earth minerals and products.

An increase in the global supply of minerals may adversely affect our business.

The pricing and demand for gold and rare earth minerals is affected by a number of factors beyond our control, including global economic conditions and the global supply and demand for gold and rare earth minerals and products. Increases in the amount of gold and rare earth minerals sold by our competitors may result in price reductions, reduced margins and we may not be able to compete effectively against current and future competitors.

We depend upon our management team and our consultant, Avalon.

The successful implementation of our business strategy and handling of other issues integral to the fulfillment of our business strategy depends, in part, on our management team, as well as our consultant, Avalon, and its geoscientists, geologists, engineers and other professionals engaged by Avalon. The loss of key members of our management team or the professional staff at Avalon could have a material adverse effect on our business, financial condition and operating results.

We do not have a loan facility with any financial institutions and as a result may not have sufficient capital to operate our business.

We currently do not have a loan facility with any financial institutions. The Company will have a limited amount of cash to fund its operations. Without additional funds to support the Company’s exploratory drilling activities, we may deplete our cash resources and cease operations.

Risks Related to Environmental Regulation

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our exploratory mining operations are subject to numerous laws and regulations governing our operations and the discharge of materials into the environment, including the Federal Clean Water Act, Clean Air Act, Endangered Species Act, and the Comprehensive Environmental Response, Compensation, and Liability Act. Federal initiatives are often also administered and enforced through state agencies operating under parallel state statutes and regulations. Failure to comply with such rules and regulations could result in substantial penalties and have an adverse effect on us. These laws and regulations may:

•	Require that we obtain permits before commencing drilling;

•	Restrict the substances that can be released into the environment in connection with drilling activities; and

•	Limit or prohibit drilling activities on protected areas.

Under these laws and regulations, we could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain only limited insurance coverage for sudden and accidental environmental damages. Accordingly, we may be subject to liability, or we may be required to cease production from properties in the event of environmental damages. These laws and regulations have been changed frequently in the past. In general, these changes have imposed more stringent requirements that increase operating costs or require capital expenditures in order to remain in compliance. Any such changes could have an adverse effect on our business, financial condition and results of operations.

We are subject to the Federal Mine Safety and Health Act of 1977 and regulations promulgated thereto, which impose stringent health and safety standards on numerous aspects of our operations.

Our mining operations in Alaska are subject to the Federal Mine Safety and Health Act of 1977, which impose stringent health and safety standards on numerous aspects of mineral extraction and processing operations, including the training of personnel, operating procedures, operating equipment and other matters. Our failure to comply with these standards could have a material adverse effect on our business, financial condition or otherwise impose significant restrictions on our ability to conduct mining operations.

We may be unable to obtain, maintain or renew permits necessary for the development or operation of any mining activities, which could have a material adverse effect on our business, financial condition or results of operation.

We must obtain a number of permits that impose strict conditions, requirements and obligations relating to various environmental and health and safety matters in connection with our current and future operations. To obtain certain permits, we may be required to conduct environmental studies, collect and present data to governmental authorities and the general public pertaining to the potential impact of our current and future operations upon the environment and take steps to avoid or mitigate the impact. The permitting rules are complex and have tended to become more stringent over time. Accordingly, permits required for our operations may not be issued, maintained or renewed in a timely fashion or at all, or may be conditioned upon restrictions which may impede our ability to operate efficiently. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on our business, our plans of operation, and properties in that we may not be able to proceed with our exploration, development or mining programs.

Risks Related to This Offering and Ownership of Our Common Stock

Anti-takeover provisions of our certificate of incorporation, bylaws and Delaware law could adversely affect potential acquisition by third parties.

Our certificate of incorporation, bylaws and the Delaware General Corporation Law contain provisions that may discourage unsolicited takeover proposals. These provisions could have the effect of inhibiting fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts, preventing changes in our management or limiting the price that investors may be willing to pay for shares of common stock. Among other things, these provisions:

•	Limit the personal liability of directors;

•	Limit the persons who may call special meetings of stockholders;

•	Prohibit stockholder action by written consent;

•	Establish advance notice requirements for nominations for election of the board of directors and for proposing matters to be acted on by stockholders at stockholder meetings;

•	Require us to indemnify directors and officers to the fullest extent permitted by applicable law; and

•	Impose restrictions on business combinations with some interested parties.

The market for our common stock is limited.

There is currently no public market for our common stock. We anticipate the trading market for our common stock will be limited. Our common stock is or will be eligible for trading on the OTC

Bulletin Board exchange, but is not eligible for trading on any regional securities exchange or the Nasdaq National Market. A more active trading market for our common stock may never develop, or if such a market develops, it may not be sustained.

We anticipate our common stock will be thinly traded following the Distribution.

Following the Distribution, we anticipate that approximately 1.6 million shares of our common stock will be outstanding and held by approximately 5,000 shareholders, with directors and officers owning or have voting control over approximately 22% of our common stock. Since we anticipate our common stock will be thinly traded after the Distribution, the purchase or sale of relatively small common stock positions may result in disproportionately large increases or decreases in the price of our common stock.

We do not intend to pay dividends in the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant. Accordingly, investors must rely on sales of their common stock after any price appreciation, which may never occur, as the only way to realize a return on their investment.

Item 2.	FINANCIAL INFORMATION.

This “Financial Information” section should be read in conjunction with Item 13 - “Financial Statements and Supplementary Data.”

Selected Historical Financial Data

The Company is a new company that, after the Distribution, expects to hold leases and mining claims for the exploration of gold deposits and associated minerals and rare earth elements. Because we have only recently begun operations, our historical financial information and operating data may not provide an accurate indication of our present financial condition or what the future results of operations are likely to be. The data should be read in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes and other information included elsewhere in this Registration Statement.

Overview

The Company is a Houston-based, independent company which upon completion of the Distribution, expects to hold certain mineral property interests for the conduct of exploratory drilling activities in the State of Alaska. The Company has no operating history and its prospects are subject to the risk and uncertainties frequently encountered by companies in the early stages of development.

The financial data and discussion of our financial condition and results of operations provided herein assume that the Distribution has occurred and the Company holds 100% of the Properties.

Liquidity and Capital Resources

The Company acquired certain interests in prospective gold and rare earth mineral properties located in the State of Alaska from Contango. The Company is in the initial stage of conducting exploration activities on its Properties, and our longer term liquidity could be impaired to the extent our exploration efforts are not successful in generating commercially viable mineral deposits on the Properties.

Liquidity. We expect our initial source of funding to be cash contributed by Contango. Pursuant to the Contribution Agreement, Contango is required to make a capital contribution in the amount of $3 million to fund costs and expenses of the Company. In the future, the Company may require additional funding from other funding sources, including possible equity offerings which could cause substantial dilution of our common stock, possible borrowings from financial institutions and possible offerings of debt securities. Any such debt financing would, however, increase our leverage and add to our need for cash to service such debt. Our ability to raise additional capital will depend on the results of our exploration program and the status of various capital and industry markets at the time such additional capital is sought. Accordingly, there can be no assurances that capital will be available to us from any source or that, if available, it will be on terms acceptable to us.

Capital Budget. For the next twelve months, our capital expenditure budget calls for us to invest approximately $2 million for exploratory drilling activities on our Gold Properties and on our REE Properties.

The Company may need to raise additional debt and/or equity to fund our minerals exploration program. There can be no assurance the Company will be able to raise such additional capital.

We will also incur general and administrative expenses, which may include legal fees, audit fees, consultant fees, insurance, and other operating expenses.

Results of Operations

The Company is a newly-formed company that has not commenced mining or producing commercially marketable minerals. To date, we have not generated any revenue from mineral sales or operations. We have no recurring source of revenue and our ability to continue as a going concern is dependent on our ability to raise capital to fund our future exploration and working capital requirements.

In the future, we may generate revenue from a combination of mineral sales and other payments resulting from any commercially recoverable minerals from our properties. We do not expect to generate revenue from mineral sales in the foreseeable future. If our Properties fail to contain any proven reserves, our ability to generate future revenue, and our results of operations and financial position, would be materially adversely affected. Other potential sources of cash, or relief of demand for cash, include external debt, the sale of shares of our stock, joint ventures, or alternative methods such as mergers or sale of our assets. No assurances can be given, however, that we will be able to obtain any of these potential sources of cash. We will need to generate significant revenues to achieve profitability and we may never do so.

Off-Balance Sheet Arrangements

Contractual Obligations

The Tetlin Lease provides for an initial term of ten (10) years, and so long after such initial term as we continue conducting exploration or mining operations on the Tetlin Properties. While the Company is required to spend $350,000 per year annually for ten years in exploration costs pursuant to the Tetlin Lease, the Company anticipates that exploration expenditures through the 2010 exploration program will satisfy this requirement because exploration funds spent in any year in excess of $350,000 are credited toward future years’ exploration cost requirements. The Tetlin Lease also provides that we will pay the Tetlin Village Council a production royalty of from 3% to 5% should we deliver to a purchaser on a commercial basis precious metals, non-precious metals or hydrocarbons derived from the Tetlin Properties.

Critical Accounting Policies

The discussion and analysis of the Company’s financial condition and results of operations is based upon the financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We have identified below the policies that are of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment by management. The Company analyzes its estimates, including those related to its mineral reserve estimates, on a periodic basis and bases its estimates on historical experience, independent third party engineers and various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the Company’s financial statements:

Mineral Property Interests, Exploration and Development Costs: Mineral property interests include interests in the exploration stage mineral properties acquired. The amount capitalized includes costs paid to acquire mineral property interest as well as the costs paid to the State of Alaska to obtain the lease rights. Exploration costs are expensed as incurred. Development costs are expensed as incurred until the Company obtains proven and probable reserves within its commercially minable properties. Costs of abandoned projects are charged to earnings upon abandonment. Properties determined to be impaired are written-down to the estimated fair value. The Company periodically evaluates whether events or changes in circumstances indicate that the carrying value of mineral property interests and related property, plant and equipment may not be recoverable.

Stock-Based Compensation. The Company applies the fair value based method to account for stock-based compensation. Under this method, we will measure and recognize compensation expense for all stock-based payments at fair value. Management is required to make assumptions including stock price volatility and employee turnover that are utilized to measure compensation expense. The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model.

Item 3.	PROPERTIES.

Upon completion of the Distribution, our Properties will be located in the State of Alaska. Our principal properties will consist of mineral leases and unpatented mining claims.

We believe that we hold good title to our Properties in accordance with standards generally accepted in the minerals industry. As is customary in both the gold and rare earths industry, we conduct only a perfunctory title examination at the time we acquire a property. Before we begin any mining activities, however, we will conduct a full title examination and perform curative work on any defects that we deem significant.

Lease with Tetlin Village Council

JEX entered into the Tetlin Lease with the Tetlin Village Council, effective as of June 15, 2008. An undivided 50% leasehold interest was sold to Contango Mining pursuant to the Joint Exploration Agreement dated as of September 29, 2009 in exchange for $1 million and a 1% overriding royalty interest. JEX transferred its remaining 50% leasehold interest to Contango Mining as of September 15, 2010 in exchange for an increased overriding royalty aggregating 3% pursuant to the Amended ORRI Agreement. The Tetlin Lease provides for an initial term of ten (10) years, and so long after such initial term as we continue conducting exploration or mining operations on the Tetlin Properties. While the Company is required to spend $350,000 per year annually for ten years in exploration costs pursuant to the Tetlin Lease, the Company anticipates that exploration expenditures through the 2010 exploration program will satisfy this requirement because exploration funds spent in any year in excess of $350,000 are credited toward future years’ exploration cost requirements. The Tetlin Lease also provides that we will pay the Tetlin Village Council a production royalty should we deliver to a purchaser on a commercial basis precious metals, non-precious metals or hydrocarbons derived from the Tetlin Properties.

Acquisition of Other Properties

The Company anticipates from time to time acquiring additional properties in Alaska for exploration. The acquisitions may include leases or similar rights from Alaska Native corporations or may include filing Federal or State of Alaska mining claims by staking claims for exploration and development. Acquiring additional properties will likely result in additional expense to the Company for minimum royalties, minimum rents and annual exploratory work requirements.

Overriding Royalty Interest

Pursuant to the Amended ORRI Agreement, in consideration of JEX’s assignment of its 50% interest in the Properties to Contango Mining, the Company will convey an overriding royalty interest to JEX which provides that JEX will receive a 3% of 8/8ths overriding royalty interest on all minerals mined from the Properties held by the Company as of the date of the Amended ORRI Agreement.

Item 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Contango currently owns all of our outstanding shares of common stock. The following tables set forth the anticipated beneficial ownership of our common stock immediately following the Distribution by (i) those that we expect to be beneficial owners of more than five percent of our outstanding common stock immediately upon the Distribution, (ii) each of our directors and named executive officers, and (iii) all directors and executive officers as a group, in each case based on (A) information available to us concerning ownership of Contango common stock as of September 1, 2010 and (B) the distribution ratio of one share of our common stock for ten shares of the common stock of Contango. Immediately following the Distribution, we estimate that approximately 1.6 million shares of our common stock will be issued and outstanding, based upon the number of shares of common stock of Contango expected to be outstanding as of the record date.

Our 5% Stockholders

Title of Class	Name and Address of Beneficial Owner (1)	Amount of Ownership (2)	Percent of Outstanding Shares
Common Stock	Kenneth R. Peak	296,179	19%

Directors and Executive Officers

Title of Class	Name and Address of Beneficial Owner (1)	Amount of Ownership (2)	Percent of Outstanding Shares
	Directors Who Are Not Employees
Common Stock	Joseph G. Greenberg	11,625	*
Common Stock	Joseph Compofelice	11,625	*
	Executive Officers
Common Stock	Kenneth R. Peak	296,179	19%
Common Stock	Sergio Castro	11,912	*
Common Stock	Yaroslava Makalskaya	11,625	*
	Directors and Executives Combined
Common Stock	All current directors and executive officers as a group persons (5 persons)	342,965	22%

*	Less than 1%.
(1)	Unless otherwise noted, the address of the members of the Board and our executive officers is 3700 Buffalo Speedway, Suite 960, Houston, Texas 70098.
(2)	Beneficial ownership is determined in accordance with the rules of the SEC. To the Company’s knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

Item 5.	DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth certain information regarding the directors and executive officers of the Company as of September 1, 2010.

Name	Age	Position(s)
Kenneth R. Peak	65	Chairman of the Board, President, Chief Executive Officer and Director
Sergio Castro	41	Vice President, Chief Financial Officer and Secretary
Yaroslava Makalskaya	41	Vice President and Controller
Joseph Compofelice	61	Director
Joseph G. Greenberg	49	Director

Kenneth R. Peak. Mr. Peak has been Chairman of the Board, Chief Executive Officer and a director of the Company since its inception. Mr. Peak founded Contango in 1999 and is currently the Chairman, President and Chief Executive Officer of Contango. Mr. Peak entered the energy industry in 1973 as a commercial banker and held a variety of financial and executive positions in the oil and gas industry prior to founding Contango in 1999. Mr. Peak served as an officer in the U.S. Navy from 1968 to 1971. Mr. Peak received a BS in physics from Ohio University in 1967, and a MBA from Columbia University in 1972. He currently serves as a director of Patterson-UTI Energy, Inc., a provider of onshore contract drilling services to exploration and production companies in North America.

Sergio Castro. Mr. Castro has been Vice President, Chief Financial Officer and Secretary of the Company since its inception. Mr. Castro joined Contango in March 2006 as Treasurer, was appointed Vice President and Treasurer in April 2006 and Chief Financial Officer in June 2010. Prior to joining Contango, Mr. Castro spent two years as a Consultant for UHY Advisors TX, LP. From 2001 to 2004, Mr. Castro was a lead credit analyst for Dynegy Inc. From 1997 to 2001, Mr. Castro worked as an auditor for Arthur Andersen LLP, where he specialized in energy companies. Mr. Castro was honorably discharged from the U.S. Navy in 1993 as an E-6, where he served onboard a nuclear powered submarine. Mr. Castro received a BBA in Accounting in 1997 from the University of Houston, graduating summa cum laude. Mr. Castro is a Certified Public Accountant and Certified Fraud Examiner.

Yaroslava Makalskaya. Ms. Makalskaya has been Vice President and Controller of the Company since its inception. Ms. Makalskaya has been Vice President and Controller of Contango since June 2010. Prior to joining Contango, Ms. Makalskaya was a director at the Transaction Services practice of PricewaterhouseCoopers, where she assisted clients with M&A transactions as well as advised clients with complex accounting and financial reporting issues. Ms. Makalskaya holds a MS degree in economics from Novosibirsk State University in Russia. Ms. Makalskaya is a CPA and has approximately 18 years of work experience in accounting and finance, including 13 years in public accounting. During her work in the audit practice of PricewaterhouseCoopers and Arthur Andersen, her clients included many US and international companies in energy, utilities and mining and other sectors.

Joseph Compofelice. Mr. Compofelice has been a director of the Company since its inception. Mr. Compofelice has served as Managing Director of Houston Capital Advisors, a boutique financial advisory, mergers and acquisitions investment service since January 2004. Mr. Compofelice served as Chairman of the Board of Trico Marine Service, a provider of marine support vessels serving the international natural gas and oil industry, from 2004 to 2010 and as its Chief Executive Officer from 2007 to 2010. Mr. Compofelice was President and Chief Executive Officer of Aquilex Services Corp., a service and equipment provider to the power generation industry, from October 2001 to October 2003. From February 1998 to October 2000 he was Chairman and CEO of CompX International Inc., a provider of components to the office furniture, computer and transportation industries. From March 1994 to May 1998 he was Chief Financial Officer of NL Industries, a chemical producer, Titanium Metals Corporation, a metal producer and Tremont Corp. Mr. Compofelice received his BS at California State University at Los Angeles and his MBA at Pepperdine University.

Joseph G. Greenberg. Mr. Greenberg has been a director of the Company since its inception. Mr. Greenberg is founder and President of Alta Resources, L.L.C., an oil and natural gas exploration company. Prior to founding Alta Resources in 1999, Mr. Greenberg worked as an exploration geologist for Shell Oil Company and Edge Petroleum Company. Mr. Greenberg received a BS in Geology and Geophysics from Yale University in 1983, and a Masters in Geological Sciences from the University of Texas at Austin in 1986. He has over twenty-two years of diversified experience in domestic oil and gas exploration.

The Board of Directors is responsible for managing the Company in accordance with the provisions of the Company’s Bylaws and Certificate of Incorporation and applicable law. The number of directors which constitutes the Board of Directors is established by the Board, subject to a minimum of three and a maximum of seven directors. Except as otherwise provided by the Bylaws for filling vacancies on the Company’s Board of Directors, the Company’s directors are elected at the Company’s annual meeting of stockholders and hold office until their respective successors are elected, or until their earlier resignation or removal. Our executive officers are elected annually by the Board and serve until their successors are duly elected and qualified or until their earlier resignation or removal. There are no family relationships between our directors or executive officers.

The Board of Directors elected Mr. Peak as both Chairman and Chief Executive Officer for a number of reasons. Mr. Peak is the founder of the Company and will own approximately 19% of the Company’s common stock, making him the largest shareholder. Mr. Peak has been an active entrepreneur who founded Contango and built the business into a large successful oil and gas company with a market capitalization of approximately $800 million. However, by combining the position of Chairman and Chief Executive Officer, the Company may lose advantages in having a strong independent Board that is less influenced by the management of the Company.

Item 6.	EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

Philosophy

The Company is an exploration stage organization without any source of revenue. It has three part-time employees. The Company will not pay any salaries or other benefits to its executive employees for the foreseeable future and until such time as the business of the Company may require cash compensation. The Company intends to implement an equity compensation program for its executive officers that will provide an incentive for such officers to achieve the Company’s business objectives.

Equity Awards

The Company’s equity compensation program for senior executive employees is expected to include two forms of long-term incentives: restricted stock and stock options. Award size and frequency will be based on each executive’s demonstrated level of performance and Company performance over time. All awards shall be made by the Company’s Compensation Committee (“Compensation Committee”) which shall be composed of independent directors of the Company. The Compensation Committee is expected to grant awards to all executives effective on the date of the Distribution and to review award levels annually thereafter. In making individual awards, the Compensation Committee will consider industry practices, the performance of each executive, the performance of the Company, the value of the executive’s previous awards and the Company’s views on executive retention and succession.

2010 Equity Compensation Plan

The Company’s Board of Directors is expected to adopt the Contango ORE, Inc. Equity Compensation Plan (the “Plan”). Under the Plan, the Compensation Committee can grant stock options, restricted stock awards stock appreciation rights or other stock-based awards to employees, consultants or non-employee directors of the Company. Pursuant to the terms of the Plan, 1,000,000 shares of unissued common stock are authorized and reserved for issue under nonqualified stock options, incentive stock options and restricted stock grants. The maximum aggregate number of shares of common stock of the Company with respect to which all grants may be made to any individual is 100,000 shares during any calendar year.

Options may be granted to employees, consultants and non-employee directors. Incentive stock options may be granted only to employees of the Company or its subsidiaries. Non-qualified stock options may be granted to employees, consultants or non-employee directors. The exercise price of the option shall be determined by the Compensation Committee and shall be equal to or greater than the fair market value of a share of the Company’s common stock on the date the option was granted. The Compensation Committee shall determine the term of options granted to participants under the Plan but in any event all options must be exercised no later than the ten years from the issue date. All options may only be exercised while a participant is employed as an employee or providing services as a consultant or non-employee director.

The Company may issue stock awards to employees, consultants and non-employee directors. Restricted stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable period of restriction established by the Compensation Committee and specified in the award agreement granting the restricted stock.

Under the Plan, upon a change of control transaction, the Compensation Committee may take the following actions without the consent of any participant:

•	Determine that outstanding options and stock appreciation rights are fully exercisable, and that restrictions on stock awards or stock units shall lapse;

•	Require that participants surrender their outstanding options in exchange for payment by the Company;

•	Terminate all outstanding unexercised options after giving participants an opportunity to exercise them;

•	Determine that grants that remain outstanding after a change of control shall be converted to similar grants of the surviving corporation.

Under the Plan a “Change in Control” means any of the following events: (i) any person (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) other than Mr. Peak or his affiliates is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of our securities representing twenty-five percent (25%) or more of the combined voting power of our then outstanding securities; (ii) the consummation of a (A) merger or consolidation of the Company where the stockholders of the Company immediately prior to the merger or consolidation will not beneficially own shares entitling the stockholders to more than more than 50% of all votes in the election of directors, (B) a sale or other disposition of all or substantially all of the assets of the Company, or (C) a liquidation or dissolution of the Company, or (iii) directors are elected such that a majority of the members of the Board shall have been members for less than two years.

The Plan provides that no equity securities or options for equity securities may be hedged by executives of the Company.

Equity Award Mechanics

Equity awards are expected to be granted pursuant to the Plan and will be made by the Compensation Committee. Equity awards are expected to typically fall into two categories: annual awards and new hire and promotion awards. New hire and promotion awards are expected to be made on the date of hire or promotion, and annual awards are expected to be made in June. From time to time the Board of Directors may make grants at other times in connection with employee retention or otherwise.

All stock option awards will have a per share exercise price equal to the closing price of our common stock on the grant date. Stock option awards and restricted stock awards vest upon the passage of time. The Compensation Committee has not granted, nor do they intend in the future to grant, equity awards in anticipation of the release of material nonpublic information. Similarly, the Company has not timed, nor does it intend in the future to time, the release of material nonpublic information based upon equity award grant dates.

Deferred Compensation and Retirement Plans

The Company does not have a deferred compensation program, pension benefits, a retirement plan, or any sort of post retirement healthcare plan. Additionally, the Company does not have any potential post-employment payments such as termination or a change in control of the Company.

Perquisites and Other Benefits

The Company will review annually the perquisites that senior executives receive. In general, such perquisites, if any, are limited. The Company’s senior executives are entitled to few benefits, if any, that are not otherwise available to all of its employees.

Regulatory Considerations

It is the Company’s policy to make reasonable efforts to cause executive compensation to be eligible for deductibility under Section 162(m) of the Code. Under Section 162(m), the federal income tax deductibility of compensation paid to the Company’s Chief Executive Officer and to each of its four other most highly compensated executive officers may be limited to the extent that such compensation exceeds $1 million in any one year. Under Section 162(m), the Company may deduct compensation in excess of $1 million if it qualifies as “performance-based compensation”, as defined in Section 162(m).

Employment and Severance Agreements

We have no employment or severance agreement with any executive officer, except with Mr. Peak.

Employment Agreement with Mr. Peak

We expect to enter into a Chairman Agreement (the “Chairman Agreement”) with Mr. Peak prior to the Distribution in conjunction with his appointment as Chairman of the Company. Restricted shares of common stock equal to 1.50% of common stock outstanding following the Distribution will be issued to Mr. Peak as compensation for his services, which will vest over a period of three years, beginning with the one-year anniversary of the date the shares were granted. Mr. Peak will receive no salary or other compensation initially. Mr. Peak’s employment arrangement is for a term of one year, and for month-to-month thereafter, terminable upon 90 days’ written notice, but is reviewed on an annual basis for appropriate changes in salary, benefits or other employment matter. Pursuant to the terms of the Chairman Agreement, Mr. Peak is not permitted to have an ownership interest in any company that competes with the Company.

Compensation of Directors

Directors who are not employees are expected to be compensated initially in the form of Company equity. Effective on the date of Distribution, each outside director will receive restricted shares of common stock equal to .75% of common stock outstanding following the Distribution.

Compensation Review Process for Future Periods

The Compensation Committee will conduct an annual review of each executive officer for purposes of establishing a base salary, bonus or equity awards. The Compensation Committee does not intend to pay executive officers cash compensation unless and until the Company has sufficient cash resources to enable such payment and the business of the Company requires such payment.

Executive Compensation Tables

As of the date of this Registration Statement, no executive or director compensation has been paid by the Company since its inception.

Item 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The following is a description of transactions that the Company intends to enter into, and in which any director, executive officer or holder of more than 5% of the Company’s capital stock will have a direct or indirect material interest. All of the transactions disclosed below will be duly authorized by the then-serving Board of Directors.

Immediately before the Distribution, Contango Mining expects to distribute the Properties to Contango, and Contango expects to contribute the Properties and $3 million in cash to the Company in exchange for shares of common stock of the Company in an amount equal to one share of common stock for each ten (10) shares of Contango’s common stock outstanding as of October 15, 2010 pursuant to a Contribution Agreement.

The Company has instituted policies and procedures for the review, approval and ratification of “related person” transactions as defined under SEC rules and regulations. Our Audit Committee Charter requires management to inform the Audit Committee of all related person transactions. In order to identify any such transactions, among other measures, the Company requires its directors and officers to complete questionnaires identifying transactions with any company in which the officer or director or their family members may have an interest. In addition, our Code of Ethics requires that the Audit Committee review and approve any related person transaction before it is consummated.

Each Board member other than Mr. Peak is an independent director as defined in Section 5605 of the Nasdaq listing standards.

Item 8.	LEGAL PROCEEDINGS.

As of the date of this Form 10, we are not a party to any legal proceedings and we are not aware of any proceeding contemplated against us.

Item 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

There is no current market for the common stock of the Company.

Holders

As of September 1, 2010, there were 100 shares of our common stock outstanding held solely by Contango.

Dividends

The Company does not intend to declare or pay any dividends and currently intends to retain any available earnings generated by its operations for the development and growth of its business. It does not currently anticipate paying any cash dividends on its outstanding shares of common stock in the foreseeable future. Any future decision to pay dividends on its common stock will be at the discretion of its Board and will depend on its financial condition, results of operations, capital requirements, and other factors the Board may deem relevant.

Item 10.	RECENT SALES OF UNREGISTERED SECURITIES.

On September 1, 2010, the Company was formed as a Delaware corporation and issued 100 shares of its common stock to Contango. We will rely on the provisions of Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), in claiming exemption for the offering, sale and delivery of such securities from registration under the Securities Act. We anticipate issuing restricted shares of our common stock to directors and officers immediately prior to the Distribution equal to approximately 4.5% of common stock outstanding following the Distribution. In connection with the Distribution, the Company anticipates that it will issue approximately 1.5 million shares of its common stock to Contango for distribution to Contango’s shareholders of record on October 15, 2010 and an additional approximately 100,000 shares to the Company’s officers, and directors in the form of restricted stock.

Item 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Authorized and outstanding capital stock

The Company’s authorized capital stock consists of 30,000,000 shares of common stock and 15,000,000 shares of preferred stock. As of September 1, 2010, 100 shares of common stock were outstanding.

Common Stock

Our certificate of incorporation authorizes us to issue 30,000,000 shares of common stock. As of September 1, 100 shares of common stock were issued and outstanding, all of which are fully paid and non-assessable.

Holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders and are not entitled to cumulative voting for the election of directors. Upon the liquidation, dissolution or winding up of our business, after payment of all liabilities and payment of preferential amounts to the holders of preferred stock, if any, the shares of common stock are entitled to share equally in our remaining assets. Pursuant to our certificate of incorporation, no stockholder has any preemptive rights to subscribe for our securities. The common stock is not subject to redemption.

We do not intend to declare or pay any cash dividends on our common stock. We currently intend to retain future earnings in excess of preferred stock dividends, if any, for operations and to develop and expand our business. We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination with respect to the payment of dividends on the common stock will be at the discretion of the Board and will depend on, among other things, operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and other factors the Board deems relevant.

Preferred Stock

Our certificate of incorporation authorizes us to issue 15,000,000 shares of preferred stock, par value $0.01 per share, in one or more series with such voting powers, full or limited, or no voting powers and such designations, preferences and relative participation, optional or other special rights, and the qualifications, limitations or restrictions thereof as shall be stated in the resolutions of the Board providing for their issuance. As of September 1, 2010, there were no shares of preferred stock issued and outstanding.

Stock Options and Warrants

As of September 1, 2010, we had not granted any stock options or warrants to purchase shares of common stock. The Company anticipates issuing restricted shares of common stock to certain officers and directors and to Avalon immediately before the Distribution. See Item 4 – “Security Ownership of Certain Beneficial Owners and Management.”

Item 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (DGCL) permits the Board of Directors of the Company to indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee or agent of the Company, as the case may be, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the Securities Act). The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

The Company’s certificate of incorporation and bylaws provide for indemnification of its directors and officers to the fullest extent permitted by law. Article VI of the Company’s bylaws and Article XIII of the Company’s certificate of incorporation provide that the Company shall indemnify directors and officers under certain circumstances for liabilities and expenses incurred by reason of their activities in such capacities. In addition, the Company has insurance policies that provide liability coverage to directors and officers while acting in such capacities and they are also covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities.

Item 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements required to be included in this Registration Statement appear at the end of this Registration Statement beginning on page F-1.

Item 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Item 15.	FINANCIAL STATEMENTS AND EXHIBITS.

Index to Financial Statements

See the Index to the Company’s financial statements on page F-1 of this Registration Statement.

Exhibits

Exhibit Number	Description

3.1	Certificate of Incorporation of Contango ORE, Inc.

3.2	Bylaws of Contango ORE, Inc.

4.1*	Form of Certificate of Contango ORE, Inc. Common Stock

10.1*	Mineral Lease, effective as of July 15, 2008, between the Native Village of Tetlin and Juneau Exploration Company, d/b/a Juneau Mining Company, as amended by Amendment No. 1 to Mineral Lease, effective as of October 1, 2009.

10.2*	Chairman Agreement dated [ ], 2010, between Contango ORE, Inc. and Kenneth R. Peak

10.3*	Form of 2010 Equity Compensation Plan

10.4*	Contribution Agreement, dated [ ], 2010, between Contango Oil & Gas Company and Contango ORE, Inc.

10.5*	Amended and Restated Conveyance of Overriding Royalty Interest, dated [September 15], 2010, by and among Contango ORE, Inc., Contango Mining Company and Juneau Exploration, L.P.

10.6*	Amended and Restated Professional Services Agreement, dated [ ], between Avalon Development Corporation and Contango ORE, Inc.

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2010	CONTANGO ORE, INC.

	By:	/S/ KENNETH R. PEAK
	Name:	Kenneth R. Peak
	Title:	Chief Executive Officer

CONTANGO ORE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Contango ORE, Inc.:

We have audited the accompanying balance sheet of Contango ORE, Inc. (an exploration stage company) (the “Company”) as of September 24, 2010. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Contango ORE, Inc. as of September 24, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

Houston, Texas
September 24, 2010

CONTANGO ORE, INC.

(An Exploration Stage Company)

BALANCE SHEET

SEPTEMBER 24, 2010

September 24, 2010

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$100
Total current assets	$100

TOTAL ASSETS	$100

LIABILITIES AND SHAREHOLDER’S EQUITY
SHAREHOLDER’S EQUITY:
Common stock, $0.01 par value, 30,000,000 shares authorized, 100 shares issued and 100 shares outstanding at September 24, 2010	$1
Additional paid-in capital	$99
Deficit accumulated during exploration stage	—
Total shareholder’s equity	$100

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$100

The accompanying notes are an integral part of this financial statement.

CONTANGO ORE, INC.

(An Exploration Stage Company)

NOTES TO BALANCE SHEET

As of September 24, 2010

1. Organization and Business

The Company is a Houston-based, independent company. The Company was formed on September 1, 2010 as a Delaware corporation for the purpose of engaging in the exploration and prospecting of gold deposits and rare earth minerals in the State of Alaska. The Company is a wholly-owned subsidiary of Contango Oil & Gas Company, a Delaware corporation (“Contango”) and is an exploration stage company as defined by Accounting Standards Codification (“ASC”) 915, “Development Stage Entities.” The Company expects to enter into a series of transactions (the “Distribution”) whereby the Company will acquire from Contango certain leasehold interests and mining claims for the conduct of exploration and development of mineral properties in the State of Alaska plus $3 million of cash and Contango will distribute the Company’s common stock to Contango’s stockholders. The Company expects the Distribution to be completed by the end of 2010.

2. Cash Equivalents.

Cash equivalents are considered to be highly liquid investment grade debt investments having an original maturity of 90 days or less. As of September 24, 2010, the Company had $100 in cash and cash equivalents.

3. Common Stock

The Company’s certificate of incorporation authorizes us to issue 30,000,000 shares of common stock, $0.01, par value. As of September 24, 2010, 100 shares of common stock were issued and outstanding, all of which are fully paid and non-assessable.

Holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders and are not entitled to cumulative voting for the election of directors. Upon the liquidation, dissolution or winding up of our business, after payment of all liabilities and payment o preferential amounts to the holders of preferred stock, if any, the shares of common stock are entitled to share equally in our remaining assets. Pursuant to our certificate of incorporation, no stockholder has any preemptive rights to subscribe for our securities. The common stock is not subject to redemption.

We do not intend to declare or pay any cash dividends on our common stock. We currently intend to retain future earnings in excess of preferred stock dividends, if any, for operations and to develop and expand our business. We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination with respect to the payment of dividends on the common stock will be at the discretion of the Board and will depend on, among other things, operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and other factors the Board deems relevant.

4. Commitments and Contingencies

Pursuant to the terms of the Distribution, the Company will assume any claims, litigation or disputes pending as of the effective date on any matters arising in connection with ownership of the properties prior to the effective date. The Company is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the balance sheet.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Contango Mining Company:

We have audited the accompanying balance sheet of Contango Mining Company (an exploration stage company) (the “Company”) as of June 30, 2010 and the related statements of operations and cash flows for the period from October 15, 2009 (date of inception) through June 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Contango Mining Company as of June 30, 2010 and the results of its operations and its cash flows for the period from October 15, 2009 (date of inception) to June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

Houston, Texas
September 24, 2010

CONTANGO MINING COMPANY

(An Exploration Stage Company)

Balance Sheet

June 30, 2010

ASSETS
CURRENT ASSETS:
Prepaid expenses	$233,268

Total current assets	233,268

PROPERTY AND EQUIPMENT:
Mineral properties	1,008,886
Accumulated depreciation, depletion and amortization	—

Total property and equipment, net	1,008,886

TOTAL ASSETS	$1,242,154

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES:
Accrued liabilities	511,156

Total current liabilities	511,156

COMMITMENTS AND CONTINGENCIES (NOTE 4)

SHAREHOLDER’S EQUITY
Capital Stock, 3,000 no-par common shares are authorized, 100 shares issued and outstanding at June 30, 2010	1,833,634
Deficit accumulated during exploration stage	(1,102,636)

SHAREHOLDER’S EQUITY	730,998

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$1,242,154

The accompanying notes are an integral part of these financial statements

CONTANGO MINING COMPANY

(An Exploration Stage Company)

Statement of Operations

Inception to June 30, 2010

Period from Inception (October 15, 2009) to June 30, 2010
EXPENSES:
Delay Rentals	$192,712
Exploration expenses	877,762
Other operating expenses	30,485
General and administrative expense	1,677

Total expenses	1,102,636

NET LOSS	$1,102,636

EARNINGS PER SHARE
Basic and diluted	$(11,026)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic and diluted	100

The accompanying notes are an integral part of these financial statements

CONTANGO MINING COMPANY

(An Exploration Stage Company)

Statement of Cash Flows

Inception to June 30, 2010

Period from Inception (October 15, 2009) to June 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,102,636)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Increase in prepaid expenses	(233,268)
Increase in accrued liabilities	511,156

Net cash used in operating activities	(824,748)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of mineral properties	(1,008,886)

Net cash used in investing activities	(1,008,886)

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder’s contributions	1,833,634

Net cash provided by financing activities	1,833,634

NET CHANGE IN CASH AND CASH EQUIVALENTS	—
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$—

The accompanying notes are an integral part of these financial statements

CONTANGO MINING COMPANY

(An Exploration Stage Company)

Statement of Shareholder’s Equity

	Capital Stock		Deficit Accumulated During Exploration	Total Shareholder’s
	Shares	Amount	Stage	Equity
Balance at Inception (October 15, 2009)	—	$—	$—	$—

Shareholder’s contribution	100	1,833,634		1,833,634
Net loss for the period			(1,102,636)	(1,102,636)

Balance at June 30, 2010	100	$1,833,634	$(1,102,636)	$730,998

The accompanying notes are an integral part of these financial statements

CONTANGO MINING COMPANY

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business

Contango Mining Company (“Contango Mining”) was formed on October 15, 2009 for the purpose of engaging in exploration in the State of Alaska for (i) gold reserves and associated minerals and (ii) rare earth elements. Contango Mining is a wholly-owned subsidiary of Contango Oil & Gas Company, a Delaware corporation (“Contango”) and is an exploration stage company as defined by Accounting Standards Codification (“ASC”) 915, “Development Stage Entities.” Contango Mining expects to enter into a series of transactions (the “Contribution”) whereby Contango Mining will contribute its assets to Contango ORE, Inc. The Contribution is expected to be completed by the end of 2010.

Contango Mining has a 50% ownership interest in 647,000 acres acquired from the Tetlin Village Council (the “Tetlin Properties”), the council formed by the governing body for the Native Village of Tetlin, an Alaskan Native Tribe. Contango Mining also holds 109,280 acres in unpatented mining claims from the State of Alaska and 3,520 acres in unpatented Federal mining claims, for the exploration of gold deposits and rare earth elements.

Contango Mining purchased its 50% interest in the Tetlin Properties pursuant to a Joint Exploration Agreement dated as of September 29, 2009 for $1 million plus an overriding royalty granted to JEX of 1%. If the Tetlin Properties are placed into commercial production, Contango Mining shall pay a production royalty which varies from 1.5% to 2.5%.

2. Basis for Presentation

The accompanying financial statements for the period ended June 30, 2010 provide the activity of Contango Mining since its inception and have been prepared in conformity with accounting principles generally accepted in the United States of America. They include all the information required and in the opinion of management, include all adjustments considered necessary for a fair presentation. All such adjustments are of a normal recurring nature.

3. Summary of Significant Accounting Policies

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONTANGO MINING COMPANY

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

We consider all highly liquid financial instruments having maturities of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition

Contango Mining has yet to realize any revenues. Expenses are presented on the accrual basis of accounting.

Property and Equipment

Mineral property interests include interests in the exploration stage mineral properties acquired. The amount capitalized includes costs paid to acquire mineral property interest as well as the costs paid to the State of Alaska to obtain the lease rights. Exploration costs are expensed as incurred. Development costs are expensed as incurred until the Company obtains proven and probable reserves within its commercially minable properties. Costs of abandoned projects are charged to earnings upon abandonment. Properties determined to be impaired are written-down to the estimated fair value. The Company periodically evaluates whether events or changes in circumstances indicate that the carrying value of mineral property interests and related property, plant and equipment may not be recoverable.

During the period ending June 30, 2010, Contango Mining incurred approximately $2.1 million in costs to acquire and explore mineral properties as follows:

Period Ended June 30, 2010
Acquisition of Mineral Properties	$1,008,886
Exploration costs	1,070,474

Total costs incurred	$2,079,360

4. Commitments and Contingencies

Pursuant to the terms of the Distribution, Contango ORE, Inc. will assume any claims, litigation or disputes pending as of the effective date on any matters arising in connection with ownership of the properties prior to the effective date. Contango Mining is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the Statement of Operations.

5. Subsequent Events

As of September 15, 2010, Contango Mining acquired the remaining 50% of the Tetlin Properties and the State of Alaska and Federal unpatented mining claims, in exchange for a 2% overriding royalty

CONTANGO MINING COMPANY

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

interest (“ORRI”). Contango Mining was previously committed to a 1% ORRI to this third-party. When combined with the production royalty payable on the Tetlin Properties, Contango Mining is now committed to a 3% ORRI to the third party and a 3% to 5% ORRI to the Tetlin Village Council.